           UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                             FORM 12b-25

                                                       SEC FILE NUMBER

                   NOTIFICATION OF LATE FILING          33-16531-D

                             FORM 10-KSB               CUSIP NUMBER

                   For Period Ended: June 30, 2004

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

INTERNATIONAL AUTOMATED SYSTEMS, INC.

326 N State Road 198

Salem, UT 84653

PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

 [X]      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject  quarterly report or transition report on Form 10-Q, or portion  thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [X]     (c)  The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company is awaiting the completion of the audit of its financial statements and a few additional days are needed to complete and finalize the report.

PART IV - OTHER INFORMATION

          (1)  Name and telephone number of person to contact in regard to this notification.

                 LaGrand Johnson        801/531-6600

          (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No -

          (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   [X]Yes   [ ]No

The Company reduced their operating expenses by approximately $59,000 for the year ended June 30, 2004 compared to June 30, 2003.  The Company had a sale of technology during the year ended June 30, 2004 which resulted in proceeds of $1,382,000 net of related legal fees. For the year ended June 30, 2004, the Company had net income of approximately $432,000 compared to a loss of $1,017,000 for the year ended June 30, 2003.

INTERNATIONAL AUTOMATED SYSTEMS, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL AUTOMATED SYSTEMS, INC.

By: /s/  Neldon Johnson

Neldon Johnson, President

Date: September 29, 2004

[ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]

September 29, 2004

To the Board of Directors and Stockholders

International Automated Systems, Inc.

International Automated Systems, Inc. was unable to complete the preparation of their financial statements and was unable to provide accounting information which would enable our timely completion of the audit of their June 30, 2004 financial statements. It is anticipated the financial statements and our audit report will be available by October 13, 2004, although no assurance can be given.

                                 /s/ HANSEN, BARNETT & MAXWELL